Exhibit 99.1

July 13, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

SECOND QUARTER 2017 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces production results for the second quarter (“Q2”) 2017 from its two wholly-owned Mexican silver mining operations: the Topia Mine in Durango and the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine.

Second Quarter 2017 Production Highlights (Compared to Second Quarter 2016)

•	Consolidated metal production increased 6% to a record 1,102,290 silver equivalent ounces ("Ag eq oz")
•	Silver production increased 6% to 569,229 silver ounces (“Ag oz”)
•	Gold production decreased 8% to 5,543 gold ounces (“Au oz”)
•	Ore processed decreased 1%, with 98,576 tonnes milled

“Great Panther had an excellent second quarter, setting a new Company record for consolidated metal production and a new record for metal production in Topia,” stated Robert Archer, President & CEO. “I would like to congratulate our entire operations team, especially in Topia, for all their hard work and efforts in achieving this quarter's milestones.”

Consolidated Operations Summary	Q2 2017	Q2 2016	Change	Q2 2017	Q1 2017[3]	Change
Ore processed (tonnes milled)	98,576	99,905	-1%	98,576	82,456	20%
Silver equivalent ounce production[1,2]	1,102,290	1,037,728	6%	1,102,290	727,372	52%
Silver ounce production	569,229	536,726	6%	569,229	364,995	56%
Gold ounce production	5,543	6,010	-8%	5,543	5,177	7%
Lead production (tonnes)	405	290	40%	405	-	-
Zinc production (tonnes)	638	433	47%	638	-	-

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(3)	The Topia processing plant was shut down for upgrades in Q1 2017 and so had no production during that period.

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Guanajuato Mine Complex

In Q2 2017, metal production at the GMC was 2% lower than the previous quarter, and decreased by 8%, to 715,423 Ag eq oz, when compared to the same quarter in the previous year. The decrease was attributed to lower tonnes milled from San Ignacio, combined with lower overall grades, mainly reflecting variability in the mineral resource. Additional exploration drilling and development is being undertaken to improve the resource definition in these areas.

GMC Operations Summary	Q2 2017	Q2 2016	Change	Q2 2017	Q1 2017	Change
Ore processed (tonnes milled)	80,535	84,134	-4%	80,535	82,456	-2%
Silver equivalent ounce production [1]	715,423	774,160	-8%	715,423	727,372	-2%
Silver ounce production	348,130	366,943	-5%	348,130	364,995	-5%
Gold ounce production	5,247	5,817	-10%	5,247	5,177	1%
Ag grade (g/t)	150	159	-6%	150	155	-3%
Au grade (g/t)	2.32	2.52	-8%	2.32	2.30	1%
Ag recovery (%)	89.5%	85.3%	5%	89.5%	88.8%	1%
Au recovery (%)	87.2%	85.2%	2%	87.2%	85.0%	3%

(1)	Silver equivalent ounces for 2017 and 2016 were calculated using a 70:1 Ag:Au ratio.

San Ignacio accounted for 55% of the total ore processed at the GMC in Q2 2017, compared to 62% in Q2 2016. The decrease partially accounted for the lower average gold grades as San Ignacio has a higher gold:silver ratio. The increase in the proportion of production from the Guanajuato mines partially compensated for the decrease from San Ignacio and resulted in the higher metallurgical recoveries.

Exploration drilling increased during the second quarter of 2017, compared to the previous quarter, with a focus on enhancing ore zone definition and increasing mineral resources. Following the encouraging indications from the drilling program at San Ignacio (announced on June 19, 2017), exploration development and drilling along strike of the current workings were fast-tracked with the objective of better defining the newly-identified mineralization.

Topia Mine

Milling operations returned to design capacity in the second quarter of 2017, following the commissioning of the new tailings handling facility and the upgraded processing plant. The operation is now producing exclusively dry tailings through the new filtration plant. All tailings are being deposited on the Phase I Tailings Storage Facility (“TSF”) while the Company continues its efforts to obtain the Phase II permit from SEMARNAT (the Mexican environmental permitting agency).

Topia achieved a record 386,867 Ag eq oz in metal production, reflecting an increase of 47% compared to the second quarter of 2016. This was attributed to a combination of higher tonnes milled, higher grades of feed material and improved recoveries. The increase in tonnes milled reflects maximizing the plant capacity by processing a controlled blend of run-of-mine production and ore stockpiled during the scheduled plant shutdown. The improved metallurgical recoveries were attributed to improved control over the mill feed and head grade, coupled with the recent plant upgrades. The increase in grades was due to a greater focus on selective mining, dilution control and ore sorting.

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Topia Operations Summary	Q2 2017	Q2 2016	Change	Q2 2017	Q1 2017[3]	Change
Ore processed (tonnes milled)	18,041	15,771	14%	18,041	-	-
Silver equivalent ounce production [1,2]	386,867	263,568	47%	386,867	-	-
Silver ounce production	221,099	169,783	30%	221,099	-	-
Gold ounce production	296	192	54%	296	-	-
Lead production (tonnes)	405	290	40%	405	-	-
Zinc production (tonnes)	638	433	47%	638	-	-
Ag grade (g/t)	414	367	13%	414	-	-
Au grade (g/t)	0.74	0.59	26%	0.74	-	-
Ag recovery (%)	92.0%	91.3%	1%	92.0%	-	-
Au recovery (%)	68.6%	64.0%	7%	68.6%	-	-

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(3)	Milling operation suspended to facilitate plant upgrades and the transition to new tailings handling and storage facilities.

OUTLOOK

The Company is maintaining its guidance of 4.0 - 4.1 million Ag eq oz (based on a 70:1 silver:gold ratio) for 2017 and continues to believe that it will be able to obtain a permit for the Phase II tailings facility at Topia without interruption of operations. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided. Discussions to date with the authorities and other stakeholders have been positive and are continuing.

The Company is also maintaining its previously issued cash cost and all-in sustaining cost (“AISC”) guidance for 2017 of US$5 - 6 per payable silver ounce, and US$14 - 16 per payable silver ounce, respectively1.

There is a risk that guidance will be affected if the Company is unable to obtain a permit for the Topia Phase II TSF on a timely basis or at all.  In the event there is a significant change to the Company's production guidance expectations, the Company will provide a timely update to the market.

The previously announced acquisition of the Coricancha Mine Complex (“CMC”) in Peru, currently on care and maintenance, was completed effective June 30, 2017. The Company’s plans include further evaluations of the mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, environmental studies, and the initiation of a preliminary feasibility study ("PFS"). Depending upon the outcome of the PFS, capital investments in support of restarting operations could commence in 2018. The Company is currently working on an updated mineral resource estimate for the Coricancha Mine, which is expected to be completed towards the end of the third quarter of 2017.

[1]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine Complex under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. With the recent completion of the acquisition of the Coricancha Mine Complex in Peru, the Company’s activities will include efforts to return the Coricancha Mine to production, and the pursuit of additional mining opportunities in the Americas.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's ability to meet its production guidance, expectations of cash cost and AISC, project plans for the CMC, including the timing and results of a PFS and drilling, development and evaluation programs; the ability and timing of a reactivation of the CMC, expectations of obtaining a permit for the Phase II TSF at Topia without interruption of processing, the Company`s plans for drilling and resource delineation, and, generally, any statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com